UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LifeLock, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53224V100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 53224V100	Page 2 of 5 Pages

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Symantec Corporation Tax ID Number: 77-0181864
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 5,895,162
	6	Shared voting power 0
	7	Sole dispositive power 5,895,162
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 5,895,162
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 6.8%*
12	Type of reporting person CO

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 86,561,320 shares of Common Stock of the Issuer outstanding as of December 31, 2012, as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2012.

13G

CUSIP No. 53224V100	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

LifeLock, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

60 East Rio Salado Parkway, Suite 400

Tempe, Arizona 85281

Item 2(a)	Name of Person Filing:

Symantec Corporation, the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

350 Ellis Street

Mountain View, CA 94043

Item 2(c)	Citizenship:

State of Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

53224V100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 5,895,162

(b)	Percent of Class: 6.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 5,895,162

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,895,162

(iv)	Shared power to dispose or to direct the disposition of: 0

13G

CUSIP No. 53224V100	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

13G

CUSIP No. 53224V100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

By:	/S/ SCOTT C. TAYLOR
Name:	Scott C. Taylor
Title:	Executive Vice President, General Counsel and Secretary